UNIONBANC INVESTMENT SERVICES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Loss	$ (8,247,507)
Adjustment to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	30,031
Stock-based compensation expense	107,211
Provision for deferred income taxes	547,034
Net decrease in marketable securities owned	25,306,061
Net decrease in receivable from broker-dealers and clearing organizations	1,131,322
Net increase in fees and commissions receivable	(155,200)
Net decrease in due from Parent — net	660,157
Net decrease in due from affiliate	63,867
Net increase in accrued interest receivable	(17,758)
Net increase in other assets	(287,636)
Net decrease in accounts payable, accrued expenses and other liabilities	(1,107,525)
Total adjustments	26,277,564
Net cash provided by operating activities	18,030,057
CASH FLOWS FROM INVESTING ACTIVITIES — Sale of furniture, equipment, and leasehold improvements	45,271
Net cash provided by investing activities	45,271
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contribution	20,000,000
Loan from Parent — net	(8,000,000)
Net cash provided by financing activities	12,000,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	30,075,328
CASH AND CASH EQUIVALENTS — Beginning of year	1,217,059
CASH AND CASH EQUIVALENTS — End of year	$ 31,292,387
CASH PAID DURING THE YEAR FOR:	
Interest	$ 17,597

See accompanying notes to financial statements.